                                  EXHIBIT 99


2000 DELMARVA POWER & LIGHT COMPANY PRO FORMA FINANCIAL STATEMENTS - GENERATION ASSET SALE AND TRANSFER

BACKGROUND

In 1999, the electric utility business of Delmarva Power & Light Company (DPL) was restructured pursuant to legislation enacted in Delaware and Maryland and orders issued by the Delaware Public Service Commission (DPSC) and Maryland Public Service Commission (MPSC). The restructuring of DPL's electric utility business is discussed in Notes 1, 7, 8, and 13 to the Consolidated Financial Statements, included in Item 8 of Part II, and "Electric Utility Industry Restructuring," within Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), included in Item 7 of Part II.

Conectiv is realigning the mix of electric generating plants owned by its subsidiaries in connection with electric utility industry restructuring and its "mid-merit" electric generation strategy. During 1999 and 2000, DPL entered into agreements to sell its nuclear and non-strategic baseload fossil fuel-fired electric generating plants. On December 29, 2000, DPL sold its ownership interests in nuclear electric generating plants. As of December 31, 2000, all of the electric generating plants of DPL were subject to agreements for sale and had 954 megawatts of capacity and a net book value of $259.6 million, excluding the nuclear decommissioning liability included in accumulated depreciation. The agreements for the sale of the electric generating plants provide for an aggregate sales price of approximately $509 million, before certain adjustments and selling expenses, as discussed in Note 11 to the Consolidated Financial Statements included in Item 8 of Part II. The sales of the electric generating plants are expected to take place during 2001. However, as discussed in Note 11 to the Consolidated Financial Statements included in Item 8 of Part II, there can be no assurances that the sales will be completed.

Effective July 1, 2000, DPL contributed to Conectiv at net book value electric generating plants with 1,501 megawatts of capacity. Then, Conectiv transferred the electric generating plants to a subsidiary of Conectiv Energy Holding Company (CEH). CEH and its subsidiaries are engaged in non-regulated electricity production and sales, energy trading, and marketing.


DESCRIPTION OF PRO FORMA FINANCIAL INFORMATION

The following Consolidated Financial Statements for DPL are filed with this
Exhibit:

 . Unaudited Pro Forma Consolidated Balance Sheet at December 31, 2000, and . Unaudited Pro Forma Consolidated Statement of Income for the Year Ended
   December 31, 2000.

The following major assumptions were made in preparing these pro forma Consolidated Financial Statements:

 . For purposes of the pro forma Consolidated Balance Sheet, the sale of certain electric generation plants of DPL were assumed to occur as of December 31, 2000.

 . For purposes of the pro forma Consolidated Statement of Income, the sale and transfer described above were assumed to occur as of January 1, 2000. As a result, expenses related to generation assets assumed to be sold or transferred were eliminated.

 . The contribution of certain electric generating plants of DPL to Conectiv was assumed to be at net book value, on a non-taxable basis.

 .  Replacement energy and capacity were assumed to be purchased from the PJM
   Interconnection, L.L.C. (PJM). The energy costs were based on an hourly PJM Locational Marginal Price (LMP) and the capacity costs were based on semi-annual weighted average PJM capacity rates.

 . Revenues during 2000, from selling to the nuclear plant purchasers the electricity from DPL's interests in nuclear plants, were eliminated due to the assumed sale of the nuclear power plants on January 1, 2000.

 . Revenues earned from plants contributed to Conectiv on July 1, 2000 were assumed to not have been earned, based on an assumed transfer date of January 1, 2000 for the pro forma Consolidated Statement of Income.

 . For the portion of 2000 that the electricity supply operations of DPL in Maryland were still subject to regulation (January 1 through June 30, 2000) customer rates were assumed to be adjusted to remove amounts for a return on generation rate base and to add amounts for recovery of replacement power costs.

 . The proceeds from the sale of certain electric generation plants of DPL were assumed to be used to repay long-term debt, after considering expected debt retirement costs and tax payments on the gain on the sale of the electric generation assets.

 . The net pro forma gain from the sale of DPL's generation units was credited to retained earnings.

 . An effective tax rate of 40% was utilized to calculate the income tax effects of adjustments to the pro forma Consolidated Statement of Income.

These pro forma Consolidated Financial Statements have been prepared for comparative purposes only and do not purport to be indicative of operations or financial condition which would have actually resulted if the sale and transfer of generation assets or other related transactions occurred on the dates of the periods presented, or which may result in the future. Further, these pro forma Consolidated Financial Statements have been prepared using information available at the date of this filing. As a result, certain amounts indicated herein are preliminary in nature and, therefore, will be subject to adjustment in the future.

DESCRIPTION OF PRO FORMA ADJUSTMENTS

The Unaudited Pro Forma Consolidated Statement of Income and Consolidated Balance Sheet filed with this Exhibit reflect the following adjustments:

Adjustments to the Consolidated Statement of Income:

1. A net decrease in "Electric revenues" mainly due to no revenues from (i) the operations of the deregulated electric generating plants (contributed to Conectiv) and (ii) selling to the nuclear plant purchasers the electricity from DPL's interests in nuclear plants. Also, for the portion of 2000 that the electricity supply operations of DPL in Maryland were still subject to regulation (January 1 through June 30, 2000) customer rates were assumed to be adjusted to remove amounts for a return on generation rate base and to add amounts for recovery of replacement power costs.

2. A net increase in "Electric fuel and purchased energy and capacity" primarily because the cost increase from DPL purchasing all energy and capacity requirements to meet its retail load exceeded the cost decrease from no longer purchasing fuel for the electric generating units sold and contributed to Conectiv.

3. Decreases in other operating expenses as a result of the sale of certain electric generating plants of DPL.

4. A decrease in "Interest charges" as a result of retirement of long-term debt after the sale of the electric generating plants of DPL.


Adjustments to the Consolidated Balance Sheet:

1. A net increase to "Cash and cash equivalents" primarily as a result of net proceeds received from the sale of certain electric generating plants, less cash used for the retirement of certain debt issues.

2. A decrease to "Fuel" and "Materials and supplies" inventories, "Property, plant and equipment," "Accumulated Depreciation," "Construction work-in-progress," and "Other deferred charges," as a result of the sale of certain electric generating plants.

3. An increase to "Taxes accrued" because the taxable gain on the sale of certain electric generating plants causes additional income taxes to be payable.

4. Decreases to "Deferred income taxes, net," "Deferred investment tax credits," and "Other Deferred Credits and Other Liabilities," as a result of the sale of certain electric generating plants.

5. Net increase to "Retained Earnings" as a result of an expected net gain from the sale of certain electric generating plants.

6. Decrease to "Long-term debt" due to assumed repayment of long-term debt with the net sales proceeds expected to be available after debt retirement costs and tax payments on the gain on the sale of the electric generating plants.

                        DELMARVA POWER & LIGHT COMPANY
             UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
                         YEAR ENDED DECEMBER 31, 2000


                                                                     -------------      ---------------      ------------
                                                                        Reported          Adjustments          Pro Forma
                                                                     -------------      ---------------      ------------
                                                                                     (Dollars in Thousands)
OPERATING REVENUES
    Electric                                                         $   1,452,575      $     (88,341)  (1)  $  1,364,234
    Gas                                                                    616,352                                616,352
    Other services                                                          28,751                                 28,751
                                                                     -------------      -------------        ------------
                                                                         2,097,678            (88,341)          2,009,337
                                                                     -------------      -------------        ------------
OPERATING EXPENSES
    Electric fuel and purchased energy and capacity                        814,995             94,263   (2)       909,258
    Gas purchased                                                          566,752                                566,752
    Other services' cost of sales                                           23,815                                 23,815
    Gain on sale of interest in nuclear plants                             (16,612)                               (16,612)
    Operation and maintenance                                              255,072            (82,666)  (3)       172,406
    Depreciation and amortization                                          112,532            (33,214)  (3)        79,318
    Taxes other than income taxes                                           40,402             (1,521)  (3)        38,881
                                                                     -------------      -------------        ------------
                                                                         1,796,956            (23,138)          1,773,818
                                                                     -------------      -------------        ------------
OPERATING INCOME                                                           300,722            (65,203)            235,519
                                                                     -------------      -------------        ------------
OTHER INCOME                                                                 5,394                                  5,394
                                                                     -------------      -------------        ------------
INTEREST EXPENSE

    Interest charges                                                        78,022            (26,551)  (4)        51,471
    Allowance for borrowed funds used during
       construction and capitalized interest                                  (919)                                  (919)
                                                                     -------------      -------------        ------------
                                                                            77,103            (26,551)             50,552
                                                                     -------------      -------------        ------------
PREFERRED DIVIDEND REQUIREMENT ON
    PREFERRED SECURITIES OF A SUBSIDIARY TRUST                               5,687                                  5,687
                                                                     -------------      -------------        ------------
INCOME BEFORE INCOME TAXES                                                 223,326            (38,652)            184,674

INCOME TAXES                                                                81,510            (15,461)             66,049
                                                                     -------------      -------------        ------------
NET INCOME                                                                 141,816            (23,191)            118,625

DIVIDENDS ON PREFERRED STOCK                                                 4,945                  -               4,945
                                                                     -------------      -------------        ------------
EARNINGS APPLICABLE TO COMMON STOCK                                  $     136,871      $     (23,191)       $    113,680
                                                                     =============      =============        ============

                        DELMARVA POWER & LIGHT COMPANY
                UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                               DECEMBER 31, 2000

                                                           ------------   ---------------      -------------
                                                             Reported       Adjustments          Pro Forma
                                                           ------------   ---------------      -------------
                                                                        (Dollars in Thousands)
                ASSETS

Current Assets
     Cash and cash equivalents                              $     6,263        $  142,949  (1)   $   149,212
     Accounts receivable, net of allowances of
       $16,285                                                  283,426                              283,426
     Accounts receivable from affiliated companies               21,915                               21,915
     Investment in Conectiv money pool                           88,341                               88,341
     Inventories, at average costs
         Fuel (coal, oil and gas )                               19,877           (10,289) (2)         9,588
         Materials and supplies                                  23,912            (3,315) (2)        20,597
     Prepayments                                                 22,209                               22,209
     Deferred energy supply costs                                22,094                               22,094
                                                           ------------   ---------------      -------------
                                                                488,037           129,345            617,382
                                                           ------------   ---------------      -------------

Investments                                                       6,275                                6,275
                                                           ------------   ---------------      -------------

Property, Plant and Equipment
     Electric generation                                        617,077          (617,077) (2)             -
     Electric transmission and distribution                   1,451,644            (6,490) (2)     1,445,154
     Gas transmission and distribution                          277,650                              277,650
     Other electric and gas facilities                          184,529                              184,529
     Other property, plant and equipment                          5,463                                5,463
                                                           ------------   ---------------      -------------
                                                              2,536,363          (623,567)         1,912,796
     Less : Accumulated depreciation                          1,090,557          (364,903) (2)       725,654
                                                           ------------   ---------------      -------------
     Net plant in service                                     1,445,806          (258,664)         1,187,142
     Construction work-in-progress                               80,103              (961) (2)        79,142
     Goodwill, net                                               67,945                               67,945
                                                           ------------   ---------------      -------------
                                                              1,593,854          (259,625)         1,334,229
                                                           ------------   ---------------      -------------

Deferred Charges and Other Assets
     Recoverable stranded costs, net                             29,271                               29,271
     Deferred recoverable income taxes                           70,753                               70,753
     Prepaid employee benefits costs                            174,335                              174,335
     Unamortized debt expense                                    10,624                               10,624
     Deferred debt refinancing costs                              8,247                                8,247
     Other                                                       24,723           (13,819) (2)        10,904
                                                           ------------   ---------------      -------------
                                                                317,953           (13,819)           304,134
                                                           ------------   ---------------      -------------

Total Assets                                                $ 2,406,119        $ (144,099)       $ 2,262,020
                                                           ============   ===============      =============

                        DELMARVA POWER & LIGHT COMPANY
                UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                               DECEMBER 31, 2000


                                                            -----------------   -----------------    --------------
                                                                 Reported          Adjustments          Pro Forma
                                                            -----------------   -----------------    --------------
                                                                             (Dollars in Thousands)
              CAPITALIZATION AND LIABILITIES

Current Liabilities
     Long-term debt due within one year                      $           2,253                          $     2,253
     Variable rate demand bonds                                        104,830                              104,830
     Accounts payable                                                  174,470                              174,470
     Taxes accrued                                                      25,016   $       131,949 (3)        156,965
     Interest accrued                                                   19,406                               19,406
     Dividends payable                                                   6,463                                6,463
     Current capital lease obligation                                      111                                  111
     Above-market purchased energy contracts
        and other electric restructuring liabilities                    16,305                               16,305
     Deferred income taxes, net                                          2,594                                2,594
     Other                                                              34,426                               34,426
                                                             -----------------   ---------------        -----------
                                                                       385,874           131,949            517,823
                                                             -----------------   ---------------        -----------

Deferred Credits and Other Liabilities
     Deferred income taxes, net                                        340,048           (46,363)(4)        293,685
     Deferred investment tax credits                                    20,505            (4,270)(4)         16,235
     Long term capital lease obligation                                    872                                  872
     Above-market purchased energy contracts
        and other electric restructuring liabilities                    86,831                               86,831
     Other                                                              28,782            (2,092)(4)         26,690
                                                             -----------------   ---------------        -----------
                                                                       477,038           (52,725)           424,313
                                                             -----------------   ---------------        -----------

Capitalization
     Common stock, $2.25 par value;  1,000,000 shares
        authorized; 1,000 shares outstanding                                 2                                    2
     Additional paid-in-capital                                        212,612                              212,612
     Retained earnings                                                 257,866           135,470 (5)        393,336
                                                             -----------------   ---------------        -----------
         Total common stockholder's equity                             470,480           135,470            605,950
     Preferred stock not subject to mandatory redemption                89,703                               89,703
     Preferred securities of subsidiary trust subject to
        mandatory redemption                                            70,000                               70,000
     Long-term debt                                                    913,024          (358,793)(6)        554,231
                                                             -----------------   ---------------        -----------
                                                                     1,543,207          (223,323)         1,319,884
                                                             -----------------   ---------------        -----------

Total Capitalization and Liabilities                         $       2,406,119   $      (144,099)       $ 2,262,020
                                                             =================   ===============        ===========